                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              Cardiac Science, Inc.
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                                (Name of Issuer)



                   Common Stock, par value US $0.001 per share
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                         (Title of Class of Securities)


                                   141410-209
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                                 (CUSIP Number)


                             Mr. Thomas R. Hurtekant
                                HFC-Cadent, L.P.
                  1445 Ross at Field, Dallas, Texas 75202-2785
                                 (214) 978-8907
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 28, 2000
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                 [ ]       Rule 13d-1(b)
                 [X]       Rule 13d-1(c)
                 [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.             141410-209              13G         PAGE   2    OF     4     PAGES
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  1  NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     HFC - Cadent, L.P.   /   IRS No. 75-2807762
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a) [ ]
                                                                              (b) [ ]
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  3  SEC USE ONLY

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  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                         5  SOLE VOTING POWER

       NUMBER OF            2,419,033
        SHARES           ------------------------------------------------------------------
     BENEFICIALLY        6  SHARED VOTING POWER
       OWNED BY
         EACH               -0-
       REPORTING         ------------------------------------------------------------------
        PERSON           7  SOLE DISPOSITIVE POWER
         WITH
                            2,419,033
                         ------------------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
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  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,419,033
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 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES         [ ]

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 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.273% based on 21,459,257 shares of common stock outstanding as of July 28, 2000
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 12  TYPE OF REPORTING PERSON

     PN
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CUSIP NO.             141410-209              13G         PAGE   3    OF     4     PAGES
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ITEM 1(a). NAME OF ISSUER: Cardiac Science, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 16931 Milliken Avenue, Irvine, California 92606

ITEM 2(a). NAME OF PERSON FILING: HFC-Cadent, L.P.

ITEM 2(b). ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1445 Ross at Field, Dallas, Texas 75202-2785

ITEM 2(c). CITIZENSHIP: Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value US $0.001 per share

ITEM 2(e). CUSIP NO.: 141410-209

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         a. [ ] Broker or Dealer registered under Section 15 of the Act.

         b. [ ] Bank as defined in Section 3(a)(6) of the Act.

         c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

         d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

         e. [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

         f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not applicable.

ITEM 4. OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

         a. Amount Beneficially Owned: 2,419,033

         b. Percent of class: 11.273%

         c. Number of shares as to which such person has:

              i. Sole power to vote or to direct the vote: 2,419,033

              ii. Shared power to vote or to direct the vote:  0

              iii. Sole power to dispose or to direct the disposition
                   of: 2,419,033

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CUSIP NO.             141410-209              13G         PAGE   4    OF     4     PAGES
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              iv. Shared power to dispose or to direct the disposition of:  0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 HFC-Cadent, L.P.

                                 By:  Cadent GP, L.P., its general partner

                                 By:  HFC-Cadent GP, Inc., its general partner

Dated: August 3, 2000
                                      By: /s/ M. DANIEL JANICK, JR.
                                          --------------------------------------
                                      Name:  M. Daniel Janick, Jr.
                                            ------------------------------------
                                      Title:  Vice President
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